

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2018

Peter Dunn
President and Chief Executive Officer
Empire Post Media, Inc.
21555 Burbank Blvd., Unit 45
Woodland Hills, CA 91367

> **Re: Empire Post Media, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10**
> **Filed September 19, 2018**
> **File No. 000-55962**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No.1 to Form 10

Change in and Disagreements with Independent Registered Public Accounting Firm on Accounting and Financial Disclosure, page 18

1.   We have reviewed your response to our prior comment 7, and note you state the auditors' report has been revised to indicate they were retained by you in June 2018. However, the auditor report on page F-2 does not reflect this revision as it continues to disclose they have served as your auditors since 2017. Please revise or advise, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Peter Dunn
Empire Post Media, Inc.
October 1, 2018
Page 2

       You may contact Beverly Singleton at 202-551-3328 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Transportation and Leisure